Filed pursuant to Rule 424(b)(3)

Registration No. 033-02084

PROSPECTUS

A Plan designed to provide investors with an

easy and convenient way to establish and

grow a meaningful equity ownership in

CSX Corporation

CSX Corporation

500 Water Street

15th Floor

Jacksonville, Florida 32202

(904) 359-3200

7,065,177 shares of common stock,

par value $1.00 per share

Our common stock is listed on the NYSE

under the symbol “CSX”.

April 25, 2003

Prospectus for CSXDirectInvest SM

7,065,177 shares of Common Stock, par value $1.00 per share.

Direct Stock Investment Plan for CSX Corporation Common Stock

This prospectus describes CSX DirectInvestSM (the “Plan”).

As A Plan Participant You Can:

•	Become a first-time CSX shareholder by purchasing shares directly through the Plan.
•	Purchase shares of CSX common stock without paying a brokerage commission or a service charge.
•	Increase your CSX share ownership systematically by reinvesting dividends.
•	Purchase additional CSX shares with either automatic debits from your bank account or with additional cash contributions.
•	Transfer your CSX shares easily and at no cost.
•	Sell some or all of your CSX shares easily and at low cost.
•	Enjoy “certificateless” ownership of your CSX shares and easy tracking of your investment.
•	Enjoy discounts, available only to CSX shareholders, for stays at The Greenbrier® resort.

Our common stock is listed on the NYSE under the symbol “CSX.”

Keep This Prospectus For Future Reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The words “CSX DirectInvest SM” and the CSXDirectInvest SM logo are service marks of CSX Corporation. The words “The Greenbrier®” are a federally-registered service mark of an affiliate of CSX Corporation.

Prospectus dated April 25, 2003.

CSXDirectInvest

Who We Are

CSX Corporation (“CSX”) is the parent company of a number of subsidiaries that provide freight transportation services across America and around the world. Formed in 1980, CSX, through its subsidiary, CSX Transportation, operates the largest rail network in the eastern United States. CSX Intermodal provides transportation services across the United States and into key markets in Canada and Mexico. CSX subsidiaries also perform maritime operations, including an international terminal services company.

Together with a focused management team, the 41,000 dedicated, talented and extremely hard working people of CSX Corporation and its subsidiaries constantly pull together to consistently and reliably meet customers’ needs.

How To Obtain Information About The Plan

CSX has appointed Computershare Investor Services, L.L.C. as the Plan agent to administer CSX DirectInvestSM and act as agent for all Plan participants. As Plan agent, Computershare will purchase and hold shares of stock for the Plan participants, keep records, send statements, and perform other duties required by the Plan. For information, please contact Computershare as follows:

•	To send Enrollment Forms, correspondence and optional cash investments to Computershare by mail or fax:

Computershare

CSX DirectInvest

P.O. Box A3309

Chicago, IL 60690-3309

Fax: 1-312-601-4335

•	If you are a current shareholder, to send optional cash investments to Computershare by mail:

Computershare

P.O. Box 6006

Carol Stream, IL 60197-6006

•	To receive information from Computershare by phone, fax or e-mail:

Computershare

Phone: 1-800-521-5571

FAX: 1-312-601-4335

www.computershare.com/contactus

Additionally, you can download the Plan prospectus and obtain other selected Plan forms from CSX’s Internet site at www.csx.com.

CSXDirectInvest

Enrollment

•	If you own CSX common stock not enrolled in CSX DirectInvestSM and the shares are registered in your name, you may join the Plan by completing the enclosed Enrollment Form and returning it by mail to Computershare.

•	If you own shares of CSX common stock, but they are held in the name of a bank nominee or a broker in “street name,” you may ask your bank or a broker to register some or all of your CSX shares directly in your name, or you may have them send your shares directly to Computershare (contact Computershare for delivery instructions). In either case, you may then enroll in the Plan as explained above. Alternatively, you may leave your existing shares in street name and separately enroll as a non-CSX Shareholder as explained in the paragraph below.

•	If you do not own any shares of CSX common stock, or if you own only shares registered in street name which you do not want to enroll in the Plan, you may enroll in the Plan by completing the enclosed Enrollment Form and returning it by mail to Computershare. Enclose a check or money order, payable to Computershare Trust Company, Inc. in U.S. dollars, for your initial investment of at least $500, plus an initial enrollment fee of $10.

Your Investment Options

Once enrolled in CSX DirectInvestSM, you have the following investment choices:

•	Full or partial automatic reinvestment of dividends. At your election, cash dividends on some or all of your shares enrolled in the Plan are automatically reinvested in additional CSX shares. Dividends declared on any shares not enrolled for automatic reinvestment will be paid to you by check.

•	Optional cash investments by mail. You can purchase additional CSX shares at any time by using the Plan’s optional cash investment feature. You must invest at least $50 at any one time and your optional cash investments during any one calendar month cannot exceed $10,000. Your

CSXDirectInvest

additional investments may be made by mailing a check or money order in U.S. dollars payable to Computershare using the tear-off form on your Plan statement.

•	Automatic monthly investment. You can also purchase additional CSX shares by authorizing an automatic monthly withdrawal of at least $50 but not more than $10,000 from your bank account. Automatic monthly investments will generally occur on the second Monday of every month if a business day, or if not, on the next business day. In order to allow for orderly purchases, the funds will be deducted from your bank account on the first Monday of every month if a business day, or if not, on the next business day. Automatic monthly withdrawals will begin in the month after your initial cash investment has been processed. Your first purchase under the Plan must be made by check or money order.

Purchasing Your Shares

•	Source of Shares. Computershare may purchase shares either in the open market or directly from CSX. Shares purchased from CSX may be from authorized but unissued shares.

•	Reinvested Dividends. Computershare will purchase shares for dividend reinvestment on a quarterly basis. Purchases may be made over a number of days at the discretion of Computershare. Your price will be the weighted average price of CSX shares purchased to satisfy Plan requirements.

•	Initial and Additional Plan Investments. Computershare will make purchases for initial and optional cash investments on a weekly basis. Generally, funds received by Thursday will be invested on the first business day of the following week.

For Plan shares purchased on the open market, your purchase price will be the weighted average price, without commission, paid by Computershare during the week the shares are purchased. If you elect to make automatic monthly investments (by authorizing Computershare to deduct at least $50 but not more than $10,000 from your bank account monthly), your money will be transferred on the first Monday of every month if a

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business day, or if not, on the next business day, and such funds generally will be invested no later than the first business day of the following week.

For Plan shares purchased from CSX, your price will be the average of the daily high and low sales prices of CSX shares as reported by The New York Stock Exchange on the purchase date.

After each transaction, Computershare will send you a statement that will include the purchase price of your shares.

•	Timing and Control of Purchases. Computershare will arrange for the purchase of all CSX shares for the Plan. Neither CSX nor any Plan participant will control either the timing or pricing of shares purchased. Accordingly, you will bear any risk associated with fluctuations in the market price of CSX common stock while your funds are held pending investment. In addition, you will not earn interest on initial or optional cash investments held by the Plan.

•	All Cash Investments are Subject to Collection by Computershare. If your check or automatic monthly withdrawal is rejected because of insufficient funds, Computershare will cancel your purchase request and will immediately remove any CSX shares purchased on the credit of the uncollected funds. Computershare may sell such shares to satisfy any uncollected amounts plus a $25 fee. If the proceeds of that sale are insufficient, Computershare may sell additional shares from your Plan account until the uncollected balance is satisfied in full.

Transfers Of Shares

You may transfer shares from your CSX DirectInvestSM account by writing to Computershare at the address listed on page 6 and providing

•	the company name,

•	your account number,

•	the number of shares to be transferred, and

•	the name, address and taxpayer identification number of the recipient.

All parties listed on the CSX DirectInvestSM account registration must sign the request and the signature(s) must be Medallion Guaranteed. A Medallion

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Guarantee can be obtained from your bank or broker. After the transfer is complete, the recipient will be enrolled in the Plan and will receive a statement showing the transfer of the shares to the recipient. If the recipient prefers not to be enrolled in the Plan, the recipient should request a stock certificate.

“Certificateless” Holding Of Your CSX Shares

CSX DirectInvestSM offers you the convenience of depositing all of your CSX stock certificates with Computershare. By doing so, shares that you deposit and all shares purchased under the Plan will be held in book-entry form and no certificate will be issued. As a Plan participant, you will receive quarterly statements from Computershare advising you as to the number of shares in your account. You can sell or transfer stock simply by giving Computershare written instructions. Any time that you want certificates for some or all of your shares, they will be sent to you upon written request sent by mail or fax to Computershare.

To deposit certificates for CSX shares you already own into your Plan account, send them by insured mail with a letter of instructions or the top portions of your latest Plan statement to:

Computershare

CSX DirectInvest

2 North LaSalle Street

Chicago, IL 60602

Obtaining Stock Certificates For Your Plan Shares

To obtain a stock certificate for any or all of your CSX DirectInvestSM shares, complete the tear-off form on your Plan statement and mail or fax both sides of the form to Computershare at 1-312-601-4335.

Your Plan Statements And Confirmations

Computershare will mail you a quarterly statement showing all transactions for your account during the quarter, including year-to-date and other account information.

Each time you purchase, deposit, transfer, or withdraw shares, Computershare will send you a transaction statement.

CSXDirectInvest

Your Rights As A CSX Shareholder

Plan participants possess all of the rights and privileges that any CSX shareholder enjoys, including benefits such as shareholder discounts for stays at The Greenbrier® resort.

As a CSX shareholder, you will also receive copies of all communications sent generally to CSX shareholders, including annual reports and proxy statements.

The proxy statement and proxy form for meetings of CSX shareholders will cover all the CSX shares you own, including any shares you own of record outside of the Plan. The proxy allows you to indicate how you want your shares to be voted.

Changing Your Investment Options

You can make changes to your investment options or stop automatic monthly investments by writing to Computershare at the address listed on page 6. Computershare must receive your written request at least five business days before the date you want the change to be effective.

Forms can be obtained by calling Computershare at 1-800-521-5571.

Refunds

You may obtain a refund of your initial investment or any optional cash investment if your written request for refund is received by Computershare at least two business days prior to the investment date. Computershare will mail you a refund check within approximately two weeks of your request.

Selling Your Shares

You can sell some or all of your shares held in the Plan by mailing or faxing the tear-off form on your Plan statement to Computershare.

Computershare will generally sell shares on a weekly basis, usually on the first business day of the week. Consequently, sale instructions received on any given business day will generally be executed within five business days. Your sales price will be the weighted average price received by Computershare for all sales made on the day on which your shares are sold. The cash proceeds

CSXDirectInvest

that you will receive for the shares sold will be equal to this weighted average daily sales price, less both a sales service charge and a per share brokerage commission. Please note that Computershare cannot accept instructions to sell on a specific day or at a specific price.

Computershare will mail you a check for the net proceeds from the sale of your shares within three business days after the settlement date.

If you prefer, you can withdraw your CSX shares from the Plan and sell them through your broker.

If the shares in your Plan account fall below one full share, Computershare will automatically liquidate the fractional share, close your Plan account, and send the net proceeds to you.

Fees

All Plan fees and charges are subject to change by CSX and Computershare. Participants will be notified promptly of any changes. The current Plan fees and charges are as follows:

Description	Amount
Initial enrollment fee, if applicable*	$10.00
Service charge for additional cash investments	No Charge
Brokerage commissions on the purchase of Plan shares	No Charge
Service charge for sale of Plan shares	$10.00 per sale
Brokerage commissions on sale of Plan shares	$0.15 per share
Reinvestment of dividends	No Charge
Transfer of shares	No Charge
Certificate deposit (“Certificateless Holdings”)	No Charge
Previous years’ Plan statements	$10.00 per year
Charge for dishonored checks/automatic monthly withdrawals	$25.00

* Charged only to either new Plan participants who do not own any CSX shares or existing CSX shareholders who join the Plan but own no shares registered in their name.

CSXDirectInvest

U.S. Federal Income Tax Consequences

All dividends paid to you, whether or not they are reinvested automatically under the Plan, as well as brokerage commissions on shares purchased on the open market, are considered taxable income to you in the year they are paid. The total amount will be reported to you on a Form 1099 and to the Internal Revenue Service shortly after the close of each year. Computershare will not withhold income taxes for U.S. citizens or entities.

If you are a non-resident alien or a non-U.S. entity, you generally are subject to a withholding tax on dividends, and Computershare is required to withhold an appropriate amount based on U.S. Treasury regulations or a treaty provision. (Any dividends reinvested will be reinvested net of any withholding taxes.)

All CSX shares that are sold through Computershare will also be reported to the IRS as required by law. Any profit or loss you incur should be reflected when you file your income tax returns. A transfer of shares to the Plan or withdrawal of shares which are not actually sold will not generate a gain or loss for federal income tax purposes.

Be sure to keep your Plan statements for income tax purposes. If you have any questions about the tax treatment of any transaction or your participation in the Plan, please consult your tax advisor.

Changes To The Plan

CSX may terminate or change the Plan, including its fees and charges, at any time. CSX will send you written notice of any significant changes. CSX and Computershare also have the right to adopt other rules and regulations from time to time in order to enhance the operation of the Plan.

Stock Splits, Stock Dividends And Other Distributions

If CSX distributes common stock in connection with any stock dividend, stock split or similar transaction, Computershare will credit your Plan account to reflect the receipt of the distributed shares in book-entry form. Your Plan statement will reflect these adjustments.

CSXDirectInvest

Responsibilities Of CSX And Computershare

Neither CSX nor Computershare shall be liable for any act, or for any failure to act, as long as they have made good faith efforts to carry out the terms of the Plan, as described in this prospectus and on the related Plan forms.

Foreign Investors

If you are a non-U.S. investor, you are responsible for ensuring that your participation in the Plan does not violate any laws of your home country, and neither CSX nor Computershare will be responsible for compliance with non-U.S. laws. CSX reserves the right to limit or deny enrollment in the Plan by any non-U.S. investor.

Use Of Proceeds

The proceeds from the sale by CSX of newly issued shares offered by the Plan will be used for general corporate purposes.

Independent Auditors And Counsel

Ernst & Young LLP, independent auditors, have audited CSX’s consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 27, 2002, as set forth in their report, which is incorporated by reference in this prospectus. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The consolidated financial statements of Conrail Inc. as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, included as an exhibit in CSX’s Annual Report on Form 10-K for the fiscal year ended December 27, 2002, have been audited by Ernst & Young LLP and KPMG LLP, independent auditors, as set forth in their report, which is incorporated by reference in this prospectus, and are incorporated by reference in this prospectus in reliance upon such report given on the authority of said firms as experts in accounting and auditing.

Whiteford, Taylor & Preston L.L.P., has passed upon the legality of the securities being offered pursuant to the Plan.

CSXDirectInvest

Where You Can Find More Information

CSX files annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, N.Y. 10005.

The SEC allows CSX to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. CSX incorporates by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until CSX sells all of these securities.

•	Annual Report on Form 10-K for the fiscal year ended December 27, 2002;

•	Current Reports on Form 8-K filed with the SEC on January 31, 2003 and February 6, 2003; and

•	The description of CSX common stock contained in our Registration Statement on Form 8-B (File No. 1-8022) filed with the SEC on September 25, 1980; and the description of the Rights (described below) contained in our Registration Statement on Form 8-A (File No. 1-8022) filed with the SEC on May 29, 1998 and Form 8-A/A (File No. 1-8022) filed with the SEC on June 28, 2000.

You may request a copy of any documents we incorporate by reference at no cost by writing, telephoning or e-mailing CSX at the following address:

CSX Shareholder Services

500 Water St. C160

Jacksonville, FL 32202

(904) 366-4242

CSXShareholders@csx.com

Copies of our SEC filings and our Annual Report to Shareholders are also available on our Internet site at www.csx.com.

CSXDirectInvest

You should rely only on the information contained or incorporated by reference in this prospectus. CSX has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. CSX will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information CSX previously filed with the SEC and incorporated by reference in this prospectus, is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Forward-Looking Statements

This prospectus, including documents incorporated by reference, contains forward-looking statements, which are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “project,” and similar expressions. Forward-looking statements are subject to a number of risks and uncertainties, and actual performance or results could differ materially from those anticipated by these statements. Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements are discussed in our Annual Report on Form 10-K and our other SEC reports, accessible on the SEC’s Internet site at www.sec.gov and our Internet site at www.csx.com.

Indemnification

Our directors and executive officers are entitled to indemnification and limitation of liability to the extent permitted by the provisions of the Virginia Stock Corporation Act and our articles of incorporation and bylaws. We also maintain a standard policy of directors’ and officers’ liability insurance. The SEC believes that indemnification of directors and officers for liabilities arising under the Securities Act of 1933 is against public policy and unenforceable.

Governing Law

The laws of the Commonwealth of Virginia govern the terms and conditions of CSX DirectInvestSM.

Initial Enrollment Form

A Account Registration

❑ Single/Joint Account	❑ Custodial Account	❑ Trust Account

Full Name	Custodian’s Name	Trust Name or Beneficiary

Joint Owner (if any)	Minor’s Name	Trustee Name

Joint Owner (if any)	Minor’s State of Residence	Date of Trust

Social Security Number	Joint – Will be presumed to be joint tenants with right of survivorship unless restricted by applicable state law or otherwise indicated. Only one social security number is required.
– –
(If this enrollment represents a gift, please use gift recipient’s social security number).

Custodial – A minor is the beneficial owner of the account with an adult custodian managing the account until the minor becomes of age, as specified in the Uniform Gift Transfer of Minors Act in the minor’s state of residence.

Trust – Account is established in accordance with the provisions of a trust agreement.

B Account Address
Please print the account mailing address in the space below.

Street

City

State	Zip

Daytime Phone	Evening Phone

C Account Enrollment
Please check one box below to enroll your account.
Full Dividend Reinvestment will be assumed if you do not check a box.

❑ Full Dividend Reinvestment. Reinvest all dividends for this account.

❑ No Dividend Reinvestment. All dividends will be paid in cash.

❑ Partial Dividend Reinvestment. Number of shares for which dividends will be reinvested: .

D Initial Investment
Attach a check payable to Computershare Trust Company, Inc.	Initial Enrollment – Minimum of $500, maximum of $10,000, plus a $10 one-time Initial Enrollment Fee.
$	Gift Memento – Add additional $5.

No interest will be paid on the funds held pending investment. See the reverse side for automatic monthly deductions.

E Signature

By completing and signing this form, I certify that I have received and read the prospectus describing CSXDirectInvestsm. I understand that participation is subject to the terms and conditions of the Plan as set forth in the prospectus that accompanied this Initial Enrollment Form, and that enrollment can be discontinued at any time by written notice to Computershare at the address listed in the Prospectus. I further understand that dividends paid on the shares registered in my name and held in my Plan account may be reinvested as selected above. I hereby appoint Computershare as Agent for applying dividends and any investments I may make to the purchase of shares under the Plan. I hereby warrant that, under penalties of perjury, the Social Security Number provided above is correct.

Signature(s) (All Joint Owners Must Sign)		Date

How did you find out about us? ❑ Internet Site ❑ Financial Publication ❑ Other

Authorization Form for Automatic Monthly Deductions
Complete This Part Only if You Want Automatic Monthly Deductions

I (We) hereby authorize Computershare Trust Company, Inc. to make monthly automatic transfers of funds from the checking or savings account in the amount stated below. This monthly deduction will be used to purchase shares for deposit into my (our) account.	1.	Indicate the type of account: checking or savings.
	2.	Print the ABA number (bank number) from your check or savings deposit slip.
	3.	Print the complete bank account number.
	4.	Print the name on bank account as it appears on your bank account.
Signature(s)	5.	Print the complete name of your financial institution, including the branch name and address.

	6.	Amount of automatic monthly deduction: Indicate the monthly amount authorized to transfer from your account to purchase additional shares.

		Please enclose a copy of a check marked “Void” to verify banking information.

Date

	Please complete the information on the reverse side of this form.
Daytime Phone Number

1.	Type of Account: ❑ Checking ❑ Savings (Please Print all items)

2.
ABA Number

3.
Bank Account Number

4.
Name on Bank Account

5.
Name on Bank Account

Branch Name

Branch Street Address

6.		$($50 Minimum, $10,000 maximum per month)
Amount of automatic monthly deduction.

Funds Will Be Withdrawn From Your Account on Approximately the 15th of Each Month.

Name on Bank Account	John A. Doe Mary B. Doe		20
	123 Your Street Anywhere, USA 12345		63-858
870

	PAY TO THE ORDER OF		$
Dollars

Financial Institution	Bank of Anywhere
and Branch	123 Main Street
Information	Anywhere, USA 12345

For
	[:071000013:]	123456789”]	SAMPLE (NON-NEGOTIABLE)

	ABA Number	Bank Account Number